Exhibit 4.4

PROMISSORY NOTE AND
SECURITY AGREEMENT

-Credit Line-                                                                                                                                     May 22, 2010
$1,200,000

FOR VALUE RECEIVED, the undersigned, Bluegate Corporation (the “Debtor”), promises to pay to the order of SAI Corporation or its assigns (the “Secured Party”), at such place as Secured Party may designate in writing, in lawful money of the United States of America and in immediately available funds, up to the full principal amount of $1,200,000.00 with interest at the rate of 15% per annum.

This note possesses a revolving or draw feature. Debtor shall be entitled to borrow up to the full principal amount of the note from time to time during the term of the note.   It is agreed by the Debtor that in accordance with this note, as of May 1, 2010, the Secured Party has advanced the aggregate amount of approximately $1,200,000.00. Principal and interest due hereunder shall be payable on demand. Interest payments are due through October 31, 2009. Interest payments for the period from November 1, 2009 through January 31, 2010 have been eliminated. Effective February 1, 2010 interest payments resumed at the rate of 15% per annum.

SAIC has agreed to grant a concession to the Company for the purchase of 10 shares of a newly created Series D Convertible non-Redeemable Preferred Stock, par value $.001, by modifying this Promissory Note and Security Agreement as follows: (1) SAIC's waiver of accrued interest of $84,740 for the period from February 1, 2010 through May 22, 2010, and (2) to waive any applicable interest payments for the period from May 23, 2010 through December 31, 2010 (estimated to be up to $109,973 without any present value effect). Effective January 1, 2011, if the Promissory Note is still in place, interest payments resume at the rate of 15% per annum.

The unpaid principal balance of this note at any time shall be the total amounts loaned or advanced hereunder by the Secured Party less the amount of payments or prepayments of principal made hereon by or for the account of the Debtor.  Each time the Debtor desires to receive an advance under this note, Debtor shall deliver a written request for advance to Secured Party.  Debtor shall give Secured Party no fewer than one (1) business day’s notice prior to the date Debtor requests for any such advance to be made by Secured Party.   Advances hereunder may be made by the Secured Party hereof upon request therefor from Debtor and approval of such request by the Secured Party hereof.  Debtor covenants that all advances shall be used for working capital and other expenditures for Debtor business.

Debtor shall have the right to prepay this note, in whole or in part, at any time without penalty.

The entire unpaid principal balance of this note shall immediately become due and payable, at the option of Secured Party, upon the occurrence of either of the following events of default (each, and “event of Default”): (a) Failure by Debtor to pay all interest or principal hereunder as and when the same becomes due and payable in accordance with the terms hereof, or (b) failure by Debtor to comply with any other covenant hereunder and such failure continues for three (3) days after written notice of such failure.

In the event an Event of Default specified above shall occur, Secured Party may proceed to protect and enforce its rights by suit in equity and/or by action at law or by other appropriate proceedings.  No delay on the part of Secured Party in the exercise of any power or right under this note, or under any other instrument executed pursuant thereto shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right preclude further exercise thereof.  Notwithstanding anything to the contrary contained herein, if an Event of Default shall occur, all payments thereafter made hereunder shall be applied, at the option of Secured Party, first to costs of collection, and then to principal.

It is hereby specially agreed that if this note is placed into the hands of an attorney for collection, or if proved, established, or collected in any court, Debtor agrees to pay to Secured Party an amount equal to all expenses incurred in enforcing or collecting this note, including court costs and reasonable attorneys’ fees.

Except for the notice expressly provided herein, Debtor hereby waives presentment for payment, notice of nonpayment, demand, notice of demand, protest, notice of protest, diligence in collection, grace and without further notice hereby consents to renewals, extensions, or partial payments either before or after maturity.

All agreements between Debtor and Secured Party, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever shall the amount paid, or agreed to be paid, to Secured Party hereof for the use, forbearance, or detention of the money advance to Debtor, or for the performance or payment on any covenant or obligation contained herein, exceed the maximum amount permissible under applicable federal or state law.

This note shall be governed by and construed in accordance with the laws of the State of Texas and the United States of America, except that Chapter 346 of the Texas Finance Code governing the rights and obligations of parties in certain revolving charge amounts, shall not apply hereto. In the event any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected thereby.

This note cancels and supersedes that certain Promissory Note dated November 7, 2009 between Debtor and Secured Party with a credit line of up to $1,200,000.00 with interest at the rate of 15% per annum.

Grant of Security Interest

As a condition for Secured Party to agree to lend Debtor the funds contemplated herein, Debtor grants to Secured Party, a security interest in its property, tangible and intangible, including but not limited to:  all accounts, now existing or subsequently arising; all contract rights of Debtor, now existing or subsequently arising; all accounts receivable, now existing or subsequently arising; all chattel paper, documents, and instruments related to accounts; all inventory, furniture, fixtures, equipment, and supplies now owned or subsequently acquired; and the proceeds, products, and accessions of and to any and all of the foregoing (the “Collateral”).

This security interest is granted to secure the debt evidenced by this note and agreement and all costs and expenses incurred by Secured Party in the collection of the debt.

Secured Party, in its discretion, may file one or more financing statements under the Texas Uniform Commercial Code, naming Debtor as a debtor and Secured Party as secured party and indicating the Collateral specified in this Promissory Note and Security Agreement.

EXECUTED on May 22, 2010.

BLUEGATE CORPORATION
                                                                             .

By:________________________________
       Charles E. Leibold
       Its CFO

Bluegate Corporation

By: /s/ Charles E. Leibold
       Charles E. Leibold
       Chief Financial Officer
May 22, 2010